MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE MONTHS ENDED

MARCH 31, 2016

Management’s Discussion and Analysis

TO OUR SHAREHOLDERS

May 26, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is management’s discussion and analysis (“MD&A”) of Renaissance Oil Corp.’s (“Renaissance” or the “Company”) operating and financial results for the three months ended March 31, 2016, as well as information and expectations concerning the Company’s outlook based on currently available information.

On September 3, 2014, San Antonio Ventures Inc. (“San Antonio”) was acquired by R2 Energy Ltd. (“R2”), a private company, through a reverse takeover business combination (“RTO”) and changed its name to “Renaissance Oil Corp.”. This MD&A should be read in conjunction with the accompanying unaudited condensed interim consolidated financial statements. Additional information is available at www.sedar.com.

CAUTION REGARDING FORWARD LOOKING INFORMATION

This MD&A contains forward-looking information including the Company’s future plans. The use of any of the words “target”, “plans”, “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. Such forward looking information, including but not limited to statements pertaining to Company’s future plans and management’s belief as to the Company’s potential involve known and unknown risks, uncertainties and other factors which may cause the actual results of the Company and its operations to be materially different from estimated costs or results expressed or implied by such forward-looking statements. Forward looking information is based on management’s expectations regarding future growth, results of operations, future capital and other expenditures (including the amount, nature and sources of funding for such expenditures), business prospects and opportunities. Forward looking information involves significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: the risks associated with the acquisition of oil and gas rights over properties which the Company has submitted applications and believes to be prospective, delays or changes in plans with respect to concessions for oil and gas rights on such properties, costs and expenses, health, safety and environmental risks, the risk of commodity price and foreign exchange rate fluctuations, risks and uncertainties associated with securing the necessary regulatory approvals and financing to proceed with any planned work programs, and risks and uncertainties regarding the existence of potential oil or gas reserves or the ability to economically extract any such reserves from exploration properties. Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause the results of the Company’s business to not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. See the Risk Management section of this MD&A for a further description of these risks. The forward-looking information included in this MD&A is expressly qualified in its entirety by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information.

1.

SUMMARY OF OPERATIONS, EVENTS AND FUTURE PLANS

History

Renaissance is a Canadian domiciled energy company focused on developing a high quality, diversified shale and mature fields portfolio for development in Mexico. The Company’s common shares trade on the TSX Venture Exchange under the symbol “ROE” and the Company’s common share purchase warrants under the symbol “ROE.WT” and “ROE.WT.A”.

On September 3, 2014, the Company was acquired by R2, a private company, through an RTO whereby shareholders of R2 were issued one post-consolidation common share of Renaissance for every one R2 common share held immediately prior to the completion of the RTO and all convertible securities of R2 were exchanged for convertible securities of Renaissance on the same basis. R2 is a private company that was originally incorporated as Realm II Resources Ltd. in the province of Alberta on October 20, 2011 and changed its name to R2 Energy Ltd. on November 21, 2011 and began its operations in 2012. R2 owns a 40% interest in Montero Energy Corporation S.L. (“Montero”), a company incorporated under the laws of Spain.

Development of the Company’s Business

Renaissance’s primary focus is on establishing a high quality, diversified shale and mature fields portfolio for oil and gas development in Mexico. In December 2015, the Company was awarded three petroleum blocks in the Call 3 of Round 1 auction of 25 on-shore "Mature Field" petroleum blocks (the "Mature Field Auction") administered by the Comisión Nacional de Hidrocarburos (the "CNH") in Mexico. The Mature Field Auction was Mexico’s first award of on-shore petroleum blocks in 78 years to independent companies.  Renaissance executed the license contracts for the awarded blocks on May 10, 2016, marking an important milestone of Renaissance becoming one of the first independent oil and gas operators in the liberalization of Mexico’s energy industry.

At the time of signing the license contracts for Mundo Nuevo, Topén and Malva blocks had aggregate gross daily production estimated at over 700 barrels of crude oil and condensate and approximately 6 million cubic feet of natural gas. The blocks amount to approximately 74 km² (18,335 acres) of total surface area with production growth opportunities through development drilling using modern technology, well workovers and field optimization. The blocks are all located in the state of Chiapas, in close proximity of each other and are expected to offer synergies in their field developments.

On May 11, 2016, Renaissance received notice from the CNH that the Company became eligible to acquire the license for the Pontón Block in the state of Veracruz, Mexico, from the December 2015 "Mature Fields" auction. Pontón is approximately 12km² (2,965 acres) and, although not currently in production, has produced approximately 800,000 barrels of light oil (34° API) to date. Renaissance has until September 2016 to exercise the option to acquire the Pontón block.

The Mature Field auction featured 21 type 1 blocks that were estimated to have less than 100 million barrels of original oil in place (“Type 1 Blocks”). According to the CNH, with information provided publically for the Mature Field Auction, these three blocks contracted to Renaissance contained original volumes in place of approximately 140 million barrels of oil and natural gas liquids and have collectively produced approximately 46 million barrels of oil and natural gas liquids, as at January 1, 2015. The blocks contracted to Renaissance were three of the six largest Type 1 Blocks offered, as ranked by original oil in place estimated by CNH, and represent approximately 44% of the original oil in place that was awarded in Type 1 Blocks. The volume estimates, publically disclosed by CNH, were not prepared by a qualified reserves evaluator in accordance with the Canadian Oil and Gas Evaluation Handbook ("COGEH") or National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). Renaissance will have a third party evaluation conducted on each block, in 2016, by a qualified reserves evaluator and will provide the results publically when available.

Renaissance is designing field development plans for each of the properties, including the initial development plans (the “Appraisal Plans”), to be submitted to the CNH for their approval. Approvals from the CNH for the Appraisal Plans are not expected until the end of 2016. Upon approval of the Appraisal Plans, the Company will initiate the development of the petroleum properties in Mexico including optimizing existing production facilities, workovers to existing wells and the drilling of a series of new development wells aimed to significantly increase field production levels.

Mundo Nuevo

The Mundo Nuevo block is located 42 km southwest of the city of Villahermosa, Tabasco with an areal extent of 27.7 km2 (6,845 acres). The Mundo Nuevo field, a middle Cretaceous fractured carbonate reservoir, was discovered in 1977. This field was developed by Mexico’s state owned oil and gas company, PEMEX, through the drilling of 14 wells, reaching peak production of over 15,000 barrels per day (bbls/day) of natural gas liquids, in the early 1980's. This field is currently producing approximately 230 bbls/day of natural gas liquids, with an average reservoir depth of 3,580 meters. With the advantage of 3D seismic data, acquired since the original wells were drilled, Renaissance has identified numerous potential new development well locations. In order to satisfy the minimum work commitment for Mundo Nuevo, the Company is required to drill one development well. Renaissance was awarded the Mundo Nuevo block with an additional royalty amount of 80.69%. According to information publicly released by CNH during the auction process and as of yet unconfirmed by the Company's own qualified reserves evaluators, in accordance to COGEH and NI 51-101, the Mundo Nuevo field was estimated to have contained original volumes in place of 86 million bbls of natural gas liquids and has had cumulative production of 35 million bbls of natural gas liquids, as at January 1, 2015. Renaissance sees significant opportunity for additional value creation in new well locations as well as application of innovative re-completion technologies.

Topén
The Topén block is located 45 km southwest of the city of Villahermosa, Tabasco with an areal extent of 25.3 km2 (6,251 acres). The Topén field, an upper Cretaceous fractured carbonate reservoir, was discovered in 1978. This field was developed by PEMEX through the drilling of 5 wells, reaching peak production of over 1,500 barrels bbls/day of medium crude oil, in the mid 1980's. This field is currently producing approximately 260 bbls/day of oil, with an average reservoir depth of 3,300 meters. The Topén field is delineated with 3D seismic data acquired since the original wells were drilled. Renaissance has identified numerous new development well locations and potential for significant field extensions as well as a previously untested area which is supported by seismic amplitude analysis. In order to satisfy the minimum work commitment for Topén, the Company is required to drill one development well. Renaissance was awarded the Topén block with an additional royalty amount of 78.79%. According to information publicly released by CNH during the auction process and as of yet unconfirmed by the Company's own qualified reserves evaluators, in accordance to COGEH and NI 51-101, the Topén block was estimated to have contained original volumes in place of 40 million bbls of oil and has had cumulative production of 8 million bbls of oil, as at January 1, 2015. Renaissance sees significant opportunity for additional value creation in new well locations as well as application of innovative re-completion technologies.

Malva
The Malva block is located 61 km southwest of the city of Villahermosa, Tabasco with an areal extent of 21.2 km2 (5,239 acres) The Malva field, an upper Cretaceous limestone reservoir, was discovered in 2003. This field was developed by PEMEX through the drilling of 4 wells, reaching peak production of over 2,000 barrels bbls/day of light crude oil, in the late 2000's. This field is currently producing approximately 220 bbls/day of light oil, with an average reservoir depth of 2,680 meters. The Malva field is delineated with 3D seismic data. Renaissance used high tech seismic technology and advanced structural interpretation to identify a number of untested potential hydrocarbon amplitudes and new well locations and field optimization opportunities in the existing producing area. In order to satisfy the minimum work commitment for Malva, the Company is required to drill two wells. Renaissance was awarded the Malva block with an additional royalty amount of 57.39%. According to information publicly released by CNH during the auction process and as of yet unconfirmed by the Company's own qualified reserves evaluators, in accordance to COGEH and NI 51-101, the Malva block was estimated to have contained original volumes in place of 13 million bbls of oil and has had cumulative production of 3 million bbls of oil, as at January 1, 2015. Renaissance sees significant opportunity for additional value creation in new well locations as well as application of innovative re-completion technologies.

Pontón

The Pontón block is located 25 km southeast of Panuco city, Veracruz, with an areal extent of 12 km2 (2,965 acres). The Pontón field was discovered and put into production in 1971 in the Upper Jurassic San Andres formation. In May 1991, production commenced in the Lower Cretaceous Tamaulipas Inferior formation. This field was developed by PEMEX, through the drilling of 14 wells in the 1970s.  The Upper Jurassic San Andres formation has an average reservoir depth of 1,266 meters and the Lower Cretaceous Tamaulipas Inferior formation has an average reservoir depth of 925 meters.  Renaissance was awarded the Pontón block with an additional royalty amount of 21.39%. According to information publicly released by CNH during the auction process and as of yet unconfirmed by the Company's own qualified reserves evaluators, in accordance to COGEH and NI 51-101, the Pontón field was estimated to have contained original volumes in place of 7.3 million bbls of oil and has had cumulative production of 0.8 million bbls of oil, as at January 1, 2015. Renaissance has identified additional drilling opportunities and potential work over candidates from existing wells to put the Pontón field back into production and grow its reserves and potential cash flow. Upon execution of the license contract the Company would be required to drill one development well plus other development activities to meet the minimum work commitment.

Renaissance’s long-term objective is to become a significant participant in the Mexican energy landscape as the country enters into a new era, resulting from legislative changes, allowing direct foreign investment.  The Company has conducted comprehensive evaluations for the feasibility and profitability of mature fields, bypassed discoveries and shale prospects across Mexico and continues to pursue additional properties to be included in its portfolio of oil and gas development opportunities.

Montero Energy, Spain

On April 4, 2014, the Company partnered with SA Minera Catalano Aragonesa (“SAMCA”), a diverse industrial corporation with operations in energy, mining, industrial minerals, agriculture, environmental and various other business lines in Spain. SAMCA subscribed for shares representing 60% of the shares of the Company’s Spanish subsidiary, Montero Energy (“Montero”), for EUR $1.1 million. As a result, the Company now holds 40% of the outstanding shares of Montero. Many of SAMCA’s industrial operations are strategic to Montero’s contingent permit areas. Within and proximal to these areas, SAMCA provides a substantial amount of employment and has strong relationships with many levels of government and community members. Montero succeeded in the competition of eight exploration permits covering a total of approximately 1.3 million acres in Spain and is now awaiting final awards.

2.

DISCUSSION OF OPERATIONS

Following is a discussion of the Company’s consolidated financial results for the three months ended March 31, 2016, prepared in accordance with International Financial Reporting Standards (“IFRS”).

Revenue

The Company had no revenue for the three months ended March 31, 2016.

Operating Expenses

Operating expenses for the three months ended March 31, 2016, was $1,216,996 compared to $924,718 for the three months ended March 31, 2015. The increase in operating expenses in 2016 was mainly a result of increased resource property evaluation fees and share-based compensation.

The most significant expenses incurred during the three months ended March 31, 2016, included resource property evaluation of $628,577 (March 31, 2015: $549,302), advisory and consulting of $211,716 (March 31, 2015: $160,742), marketing and travel of $203,856 (March 31, 2015: $120,834), share-based compensation of $106,345 (March 31, 2015: $49,217), and professional fees of $33,439 (March 31, 2015: $20,381).

Resource property evaluation was relatively consistent compared to Q1 2015. The increase in advisory and consulting and marketing and travel was a result of an increase in activity as the Company explores opportunities in Mexico. The increase in share-based compensation was a result of 1,000,000 share options granted in Q1 2016. In Q1 2015, share-based compensation was a result of the vesting of share options previously granted to officers and directors. The increase in professional fees was a result of legal expenses incurred in Q1 2016.

Other Items

During the three months ended March 31, 2016, the Company recorded finance expense of $614,081 (March 31, 2015: nil), a loss on investment in associate of $34,474 (March 31, 2015: $29,305), a foreign exchange gain of $661 (March 31, 2015: loss of $10,052), and finance income of $16,679 (March 31, 2015: $13,197). Finance expense related primarily to interest payments and a loan extension fee on a US$20 million senior secured term loan facility (the "Facility"). The loss on investment in associate related to the Company’s 40% share in Montero’s net loss.

3.

ASSETS

Current assets held by the Company as at March 31, 2016, consisted of cash and cash and equivalents and restricted cash of $33,446,959 (March 31, 2015: $37,460,276), accounts receivable of $437,763 (March 31, 2015: $407,288), and prepaid expenses of $50,033 (March 31, 2015: $40,112). The decrease in cash and cash equivalents and restricted cash was a result of cash used in operating activities of $2,279,921 and the effect of foreign exchange rate changes on cash of $1,733,396. The accounts receivable primarily related to VAT due from the Mexican government.

As at March 31, 2016, the Company held an investment in associate of $729,538 (December 31, 2015: $764,012) and equipment of $3,634 (December 31, 2015: $4,097). The investment in associate was recorded as a result of the SAMCA transaction discussed above.

4.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2016, the Company had working capital of $7,652,060 compared to $9,410,766 at December 31, 2015.

There is no assurance, however, that the Company’s capital resources will be sufficient to cover all of its activities. If its capital resources are insufficient, the Company’s ability to continue as a going concern is dependent on management’s ability to identify additional sources of capital and to raise sufficient resources in order to fund on-going operating expenses and the Company’s future acquisition plans. Although management has been successful raising capital in the past, there is no assurance these initiatives will be successful in the future.

On November 19, 2015, the Company entered into a credit agreement with Sprott Resource Lending Partnership (the "Lender"), pursuant to which the Company has been provided with the Facility. In consideration for the structuring and syndication of the Facility, the Company issued an aggregate of 738,000 common shares. The Facility matures on May 31, 2016, and bears interest at a rate of 6.0% per annum.

During the three months ended March 31, 2016, the maturity date of the Facility was extended from February 29, 2016, to May 31, 2016, at a cost of US$100,000.

5.

OUTSTANDING SHARE DATA

As at the date of this MD&A, there were 159,781,469 common shares issued and outstanding, 15,976,000 share options outstanding and 126,056,666 share purchase warrants outstanding.

During the three months ended March 31, 2016, 1,000,000 share options were granted to a director of the Company with an exercise price of $0.27, exercisable until January 15, 2026.

6.

SUMMARY OF QUARTERLY RESULTS

The following table provides a brief summary of the Company’s financial results and position for each of the three most recent years. The results below represent the consolidated results for the Company where the results of Renaissance are included from the RTO date onward, and the results of R2 are included in full. Results prior to the RTO are for R2.

	Mar-16 $	Dec-15 $	Sep-15 $	Jun-15 $	Mar-15 $	Dec-14 $	Sep-14 $
Revenue		-	-	-	-	-	-
Net loss and comprehensive loss	(1,899,988)	(4,997,258)	(867,075)	(955,256)	(950,878)	(918,367)	(919,481)
Loss per share	(0.01)	(0.04)	(0.02)	(0.02)	(0.02)	(0.02)	(0.04)

7.

EXPLORATION AND EVALUATION ASSETS

Mexico Properties

Subsequent to March 31, 2016, the Company announced that it had executed twenty five year license contracts with the Comisión Nacional de Hidrocarburos (the "CNH") for the Mundo Nuevo, Topén and Malva blocks, located in Chiapas, Mexico which were awarded to the Company in the December 2015 "mature fields" auction. The Company has now entered into a ninety day transition period where the operations of these permits, collectively producing approximately 700 Bbls/day, will be transferred from Petróleos Mexicanos to the Company.

The Company also announced it has entered into three surety bond agreements with a global financial company in aggregate of approximately US$8,000,000, as required by the CNH, towards the guarantee of performance of the minimum work programs. Successfully securing the surety bonds, from a third party, allows the Company to meet the financial requirements to execute the license contracts without committing the Company's capital or the requirement of additional equity financing.

8.

RELATED PARTY TRANSACTIONS

The Company’s related parties include its key management personnel, directors and entities which are directly or indirectly, controlled by, or significantly influenced by key management personnel or directors.  During the normal course of operations, the Company enters into transactions with related parties for goods and services which are measured at the exchange amount, which is the amount of consideration established and agreed by the parties.

During the three months ended March 31, 2016, the Company incurred management fees and rent of $74,792 (March 31, 2015: $68,018) payable to the Chief Executive Officer of the Company, Craig Steinke, and Reconnaissance Energy Corp., a company controlled by the Chief Executive Officer of the Company. As at March 31, 2016, $2,440 (December 31, 2015: $12,109) was due to this company and the Chief Executive Officer of the Company, and is included in trade and other payables in the statement of financial position.

During the three months ended March 31, 2016, consulting fees of $30,000 (March 31, 2015: $30,000) were paid to Fiore Management and Advisory Corp, a company of which Gordon Keep, a director of the Company, is an officer.

The key management personnel of the Company are comprised of executives of the Company and members of its board of directors. Key management personnel compensation for the three months ended March 31, 2016, including share-based compensation, was $216,882 (March 31, 2015: $104,018).

These transactions occurred in the normal course of business operations and are for management services and office rent provided to the Company which are measured at fair value.

9.

CRITICAL ACCOUNTING ESTIMATES

Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  However, actual outcomes can differ from these estimates.

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant.

10.

ADOPTION OF NEW ACCOUNTING STANDARDS AND AMENDMENTS

Amendments

In addition, the IASB issued amendments to the following standards in May 2014: IFRS 11 – Accounting for acquisitions of interests in joint operations, IAS 16 – Property, plant and equipment, and IAS 38 – Clarification of acceptable methods of depreciation and amortization amendments. These amendments are effective for financial periods beginning on or after January 1, 2016. The Company adopted these standards as of January 1, 2016, and determined their impact not to be significant.

11.

FUTURE ACCOUNTING CHANGES

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which will be effective for annual periods commencing on or after January 1, 2018. IFRS 9 is intended to reduce the complexity for the classification and measurement of financial instruments. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Revenue

The IASB issued IFRS 15 "Revenue from Contracts with Customers", which replaces IAS 18 "Revenue", IAS 11 "Construction Contracts", and related interpretations. The standard is required to be adopted either retrospectively or using a modified transition approach for fiscal years beginning on or after January 1, 2018, with earlier adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

Leases

In January 2016, the IASB issued IFRS 16 "Leases", which replaces IAS 17 Leases. IFRS 16 applies to lessees, requiring the recognition of assets and liabilities for most leases and eliminates the distinction between operating and financing leases. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15 has also been applied. The Company will assess the effect of this future pronouncement on its financial statements.

12.

COMMITMENTS AND CONTINGENCIES

As at March 31, 2016, the Company had no commitments or contingencies.

13.

RISK MANAGEMENT & FINANCIAL INSTRUMENTS

While management is unable to eliminate risks, the Company is intent on identifying and mitigating such risks as much as is reasonably possible.

Many resource exploration projects are unsuccessful in achieving development and production due to external factors that cannot be predicted, anticipated, or controlled by management, and even one such factor may result in the economic viability of a particular project being detrimentally impacted to the point where it is not feasible nor economical to proceed. The Company frequently evaluates and monitors its activities and the risk factors which could impact those activities, and makes timely decisions in regard to risk management. Management occasionally seeks the assistance of experienced professionals when appropriate to address risks.

The price of commodities being explored for is a significant risk factor, as a substantial decline in the price of such commodities could render a specific project uneconomic.

Operating in multiple countries introduces legal, political and currency risks that must be thoroughly evaluated to ensure that the level of such risks is commensurate to the Company’s assessment of a specific project subject to those risks.

Risks faced by the Company include:

•

Credit risk

•

Liquidity risk and funding risk

•

Interest rate risk

•

Currency risk

The Board of Directors approves and monitors the risk management processes.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash. Cash consists of bank balances. The Company manages its credit exposure by selecting major banks, with high-grade credit ratings, and avoiding complex investment vehicles with higher risk. Management has determined that there are no significant risks from these concentrations of credit.

Liquidity risk and Funding risk

The Company’s cash is held on deposit in business bank accounts and is available on demand. Funding risk is the risk that the Company may not be able to raise equity financing in a timely manner and on terms acceptable to management. There are no assurances that such financing will be available when, and if, the Company requires additional equity financing. Under current market and economic conditions funding risk is considered high.

Interest rate risk

The Company’s cash and cash equivalents is held on deposit in business bank accounts and term deposits which earn interest at a variable rate. The fair value of the Company’s cash and cash equivalents is unaffected by short-term rates. The Company’s future interest is exposed to short-term rate fluctuations.

Currency risk

The Company’s reporting currency is the Canadian dollar and major purchases are transacted in Canadian and US dollars. The Company funds certain operations, exploration and administrative expenses in Mexico on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. The Company maintains US dollar bank accounts in Canada, and US dollar and Mexican peso bank accounts in Mexico. The Company is subject to gains and losses from fluctuations in the US dollar and Mexican peso against the Canadian dollar. The Company’s cash assets and liabilities are denominated in Canadian dollars and US dollars, and other currencies on occasion. As such, the Company’s results of operations are subject to foreign currency fluctuation risks and these fluctuations may adversely affect the financial position and operating results of the Company. As of March 31, 2016, the Company does not use derivative instruments to reduce its exposure to currency risk.

For additional discussion of risk factors, please refer to the Corporation’s annual 20-F which is available on www.sedar.com.

14.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.  The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, and trade and other payables.

In determining the fair value of financial instruments, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs reflect market-driven or market-based information obtained from independent sources, while unobservable inputs reflect the Company’s estimate about market data. Based on the observability of significant inputs used, the Company classifies its fair value measurements in accordance with a three-level hierarchy. This hierarchy is based on the quality and reliability of the information used to determine fair value, as follows:

Level 1:

Valuations are based on quoted prices in active markets for identical assets or liabilities. Since the valuations are based on quoted prices that are readily available in an active market, they are not subject to significant measurement uncertainty.

Level 2:

Valuations are based on observable inputs other than quoted prices.

Level 3:

Valuations are based on at least one unobservable input that is supported by little or no market activity and is significant to the fair value measurement.

In assigning financial instruments to the appropriate levels, the Company performs detailed analysis. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. The level within which the fair value measurement is categorized is based on the lowest-level input that is significant to the fair value measurement in its entirety.

As none of the Company’s financial instruments are held at fair value, categorization into the fair value hierarchy has not been provided. Cash and cash equivalents, accounts receivable and trade and other payables are held at amortized cost which approximates fair value due to the short-term nature of these instruments.

15.

CORPORATE INFORMATION

Directors

Officers

Craig Steinke

Craig Steinke, CEO

Ian Telfer

Harpreet Dhaliwal, CFO

Gordon Keep

Carmen Etchart, Corporate Secretary

Vadim Jivov

Head Office

Auditors

3123 – 595 Burrard Street

Deloitte LLP

Vancouver, BC, Canada, V7X 1J1

700 – 850 2nd Street SW

T: 604-536-3637  F: 604-536-3621

Calgary, AB, Canada, T2P 0R8

web: www.renaissanceoil.com

Legal Counsel

Transfer Agent & Registrar

Norton Rose Fullbright Canada LLP

Computershare Ltd.

3700 – 400 3rd Avenue

510 Burrard Street, 3rd Floor

Calgary, AB, Canada, T2P 4H2

Vancouver, BC, Canada, V6C 3B9

Legal Counsel

Cassels Brock & Blackwell LLP

2200 – 885 West Georgia Street

Vancouver, BC, Canada, V6C 3E8

Legal Counsel

Galicia Abogados, S.C.

Torre del Bosque,

Blvd. Manuel Avila Camacho

No. 24 Piso 7, Lomas de Chapultepec

Mexico DF CP 11000

Stock Exchange Listing

TSX Venture Exchange

Symbols: ROE, ROE.WT, ROE.WT.A